UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR § 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-03213				December 31, 2012
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

Nationwide Variable Insurance Trust
4. Address of principal executive office (number, street, city, state, zip code):

1000 Continental Drive, Suite 400, King of Prussia, Pennsylvania 19406

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of the NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of December 31, 2012. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of December 31, 2012, and with respect to agreement of security purchases and sales, for the period from June 30, 2012 (the date of our last examination), through December 31, 2012:

•	Confirmation of all securities held by institutions in book entry form by the Depository Trust Company;

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

•	Reconciliation of all such securities to the books and records of the Funds and J.P. Morgan Chase Bank (the “Custodian”), the Funds’ Custodian;

•	Confirmation of selected security positions held by the Custodian at foreign sub-custodians;

•	Agreement of fifty security purchases and fifty security sales or maturities since our last report from the books and records of the Funds to related trade tickets; and

•	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian’s records.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with specified requirements.

In our opinion, management’s assertion that NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2012 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 10, 2013

September 10, 2013

Mr. Christopher May

PricewaterhouseCoopers LLP

Two Commerce Square, Suite1700

2001 Market Street

Philadelphia, PA 19103-7042

Re:	Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

We, as members of management of the NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2, as of December 31, 2012, and from June 30, 2012 through December 31, 2012.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as of December 31, 2012, and from June 30, 2012 through December 31, 2012, with respect to securities reflected in the investment account of the Funds.

NVIT Multi-Manager International Value Fund and NVIT Multi-Manager Small Cap Value Fund

/s/ Michael S. Spangler
Michael S. Spangler, President and Chief Executive Officer

/s/ Joseph A. Finelli
Joseph A. Finelli, Treasurer and Chief Financial Officer